INHIBRX, INC.
11025 N. TORREY PINES ROAD, SUITE 200
LA JOLLA CA 92037
August 14, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin
Ms. Laura Crotty
Ms. Jeanne Bennett
Ms. Kate Tillan

RE:	Inhibrx, Inc. Registration Statement on Form S-1 File No. 333-240135
Acceleration Request
Requested Date: Tuesday, August 18, 2020
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Inhibrx, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Tuesday, August 18, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jeremy Glaser and Melanie Ruthrauff of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Melanie Ruthrauff Levy of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (619) 573-0299, or in her absence, Jeremy Glaser at (858) 314-1515.
[Signature Page Follows]

Very truly yours,

Inhibrx, INC.

By:	/s/ Mark P. Lappe
Name:	Mark P. Lappe
Title:	Chief Executive Officer

cc:	Kelly D. Deck, Inhibrx, Inc.
Charlie S. Kim, Cooley LLP
Sean Clayton, Cooley LLP
Denny Won, Cooley LLP
Jeremy Glaser, Mintz Levin
Melanie Ruthrauff Levy, Mintz Levin